                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                               Schedule 13D


                 Under the Securities Exchange Act of 1934
                            (Amendment No. 4)*

                      VALUEVISION INTERNATIONAL, INC.
                             (Name of Issuer)

                       COMMON STOCK, $.01 PAR VALUE
                      (Title of Class of Securities)

                                 92047K10
                              (CUSIP Number)

                    Montgomery Ward & Co., Incorporated
                           Montgomery Ward Plaza
                          Chicago, Illinois 60671
                          ATTN:  John L. Workman
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                        September 27 and 28, 1996
          (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box.

   Check the following box if a fee is being paid with the statement.
   (A fee is not required only if the Reporting Person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and
   (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)




* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

   Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                      (Continued on following pages)

   _____________________________________________________________________

   1.    Name of Reporting Person:

         Montgomery Ward & Co., Incorporated
   _____________________________________________________________________

   2.    Check the Appropriate Box if a Member of a Group:
                                                                   (a)

                                                                   (b) X
   _____________________________________________________________________

   3.    SEC Use Only
   _____________________________________________________________________

   4.    Source of Funds:  WC
   _____________________________________________________________________

   5.    Check box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(e) or 2(f):
   _____________________________________________________________________

   6.    Citizenship or Place of Organization:  Illinois
   _____________________________________________________________________

                           7.    Sole Voting Power: 5,122,143 (But see
                                 Items 4 and 5)
   Number of               _____________________________________________
   Shares
   Beneficially            8.    Shared Voting Power: 0
   Owned By                _____________________________________________
   Each
   Reporting               9.    Sole Dispositive Power: 5,122,143 (But
   Person                        see Items 4 and 5)
   With                    _____________________________________________

                           10.   Shared Dispositive Power: 0
   _____________________________________________________________________

   11.   Aggregate Amount Beneficially Owned by Each Reporting Person:
         5,122,143 (But see Items 4 and 5)
   _____________________________________________________________________
   12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
   _____________________________________________________________________

   13. Percent of Class Represented by Amount in Row (11): 15.2% (But see Items 4 and 5)

   _____________________________________________________________________

   14.   Type of Reporting Person:  CO



   _____________________________________________________________________

   _____________________________________________________________________

   1.    Name of Reporting Person:

         Montgomery Ward Holding Corp.

   _____________________________________________________________________

   2.    Check the Appropriate Box if a Member of a Group:         (a)

                                                                   (b) X

   3.    SEC Use Only

   _____________________________________________________________________

   4.    Source of Funds:  WC

   _____________________________________________________________________

   5.    Check box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(e) or 2(f):

   _____________________________________________________________________

   6.    Citizenship or Place of Organization:  Delaware
   _____________________________________________________________________

                           7.    Sole Voting Power: 0
                           _____________________________________________
   Number of
   Shares                  8.    Shared Voting Power: 5,122,143(1) (But
   Beneficially                  see Items 4 and 5)
   Owned By                _____________________________________________
   Each
   Reporting               9.    Sole Dispositive Power: 0
   Person                  _____________________________________________
   With
                           10.   Shared Dispositive Power:
                                 5,122,143 (1) (But see Items 4 and 5)

   _____________________________________________________________________

   11.   Aggregate Amount Beneficially Owned by Each Reporting Person:
         5,122,143 (But see Items 4 and 5)

   _____________________________________________________________________

   12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:

   _____________________________________________________________________


   13. Percent of Class Represented by Amount in Row (11): 15.2% (But see Items 4 and 5)

   _____________________________________________________________________

   14.   Type of Reporting Person:  CO

   _____________________________________________________________________

    (1) Solely in its capacity as the sole stockholder of Montgomery Ward & Co., Incorporated, an Illinois corporation.

   _____________________________________________________________________

   1.    Name of Reporting Person:

         Bernard F. Brennan

   _____________________________________________________________________

   2.    Check the Appropriate Box if a Member of a Group:         (a)

                                                                   (b) X

   3.    SEC Use Only

   _____________________________________________________________________

   4.    Source of Funds:  WC

   _____________________________________________________________________

   5.    Check box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(e) or 2(f):

   _____________________________________________________________________

   6.    Citizenship or Place of Organization: United States

   _____________________________________________________________________

                           7.    Sole Voting Power: 0
                           _____________________________________________
   Number of
   Shares                  8.    Shared Voting Power: 5,122,143(1) (But
   Beneficially                  see Items 4 and 5)
   Owned By                _____________________________________________
   Each
   Reporting               9.    Sole Dispositive Power: 0
   Person                  _____________________________________________
   With
                           10.   Shared Dispositive Power:
                                 5,122,143(1) (But see Items 4 and 5)

   _____________________________________________________________________

   11.   Aggregate Amount Beneficially Owned by Each Reporting Person:
         5,122,143 (But see Items 4 and 5)

   _____________________________________________________________________

   12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:

   _____________________________________________________________________


   13. Percent of Class Represented by Amount in Row (11): 15.2% (But see Items 4 and 5)

   _____________________________________________________________________

   14.   Type of Reporting Person:  IN

   _____________________________________________________________________

(1)Mr. Brennan is Chairman of the Board and Chief Executive Officer of each of Montgomery Ward & Co., Incorporated, an Illinois corporation, and Montgomery Ward Holding Corp., a Delaware corporation, and Designator under that certain Stockholders' Agreement dated as of June 17, 1988, as amended and restated to date, applicable to shares of common stock of Montgomery Ward Holding Corp.
As Designator, Mr. Brennan has the right to designate a majority of the board of directors of Montgomery Ward Holding Corp. In addition, Mr. Brennan has the right to vote approximately 38% of the outstanding shares of common stock of Montgomery Ward Holding Corp.

   _____________________________________________________________________

   1.    Name of Reporting Person:

         Montgomery Ward Direct, L.P.

   _____________________________________________________________________

   2.    Check the Appropriate Box if a Member of a Group:         (a)

                                                                   (b) X

   _____________________________________________________________________

   3.    SEC Use Only

   _____________________________________________________________________

   4.    Source of Funds:  OO

   _____________________________________________________________________

   5.    Check box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(e) or 2(f):

   _____________________________________________________________________

   6.    Citizenship or Place of Organization:  Delaware

   _____________________________________________________________________

   Number                  7.    Sole Voting Power: 0
   of
   Shares                  _____________________________________________
   Beneficially
   Owned By                8.    Shared Voting Power: 0
   Each                    _____________________________________________
   Reporting
   Person                  9.    Sole Dispositive Power: 0
   With


                           10.   Shared Dispositive Power: 0

   _____________________________________________________________________

   11.   Aggregate Amount Beneficially Owned by Each Reporting Person: 0

   _____________________________________________________________________

   12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:

   _____________________________________________________________________

   13. Percent of Class Represented by Amount in Row (11): 0.0% (But see Items 4 and 5)

   _____________________________________________________________________

   14.   Type of Reporting Person:  PN

   _____________________________________________________________________

   _____________________________________________________________________

   1.    Name of Reporting Person:

         MW Direct General, Inc.

   _____________________________________________________________________

   2.    Check the Appropriate Box if a Member of a Group:         (a)

                                                                   (b) X

   _____________________________________________________________________

   3.    SEC Use Only

   _____________________________________________________________________

   4.    Source of Funds:  OO

   _____________________________________________________________________

   5.    Check box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(e) or 2(f):

   _____________________________________________________________________

   6.    Citizenship or Place of Organization:  Delaware


   _____________________________________________________________________

                           7.    Sole Voting Power: 0

                           _____________________________________________
   Number of
   Shares                  8.    Shared Voting Power: 0
   Beneficially
   Owned By                _____________________________________________
   Each
   Reporting               9.    Sole Dispositive Power: 0
   Person
   With                    _____________________________________________

                           10.   Shared Dispositive Power: 0

   _____________________________________________________________________

   11.   Aggregate Amount Beneficially Owned by Each Reporting Person: 0

   _____________________________________________________________________

   12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:

   _____________________________________________________________________

   13. Percent of Class Represented by Amount in Row (11): 0.0% (But see Items 4 and 5)

   _____________________________________________________________________

   14.   Type of Reporting Person:  CO

   _____________________________________________________________________

(1) Solely in its capacity as the sole general partner of Montgomery Ward Direct, L.P., a Delaware limited partnership.

   This statement constitutes Amendment No. 4 to the Statement on
   Schedule 13D (the "Schedule 13D") filed March 22, 1995 by Montgomery Ward & Co., Incorporated, an Illinois corporation, Montgomery Ward Holding Corp., a Delaware corporation, and Bernard F. Brennan in connection with the beneficial ownership of shares of common stock, $.01 par value, of ValueVision International, Inc., a Minnesota corporation. Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D, as amended through Amendment No. 3 thereto.

   Item 3.     Source and Amount of Funds or Other Consideration.

         Item 3 is hereby amended and restated as follows:

         The source and amount of funds or other consideration used by the Reporting Persons to purchase the Purchased Shares (as defined herein) consisted solely of working capital of MW. MW has not yet determined the source of funds or other consideration to be used to exercise any Warrants (as defined herein) or New Warrants (as defined herein). New Warrants have been received by Direct as consideration for the acquisition by the Company of substantially all of the assets, and the assumption by the Company of enumerated liabilities, of Direct.

   Item 4.     Purpose of Transaction.

         Item 4 is hereby amended and restated as follows:

         The Shares to which this statement relates have been acquired for investment purposes and to influence the direction and management of the Company.

         On March 13, 1995, the Company and MW entered into each of an Operating Agreement (the "Operating Agreement"), a Credit Card License and Receivables Sales Agreement, and a Servicemark License Agreement (collectively, the "Related Agreements"), pursuant to which MW provides the Company with certain operational support, including merchandise sourcing and permitting the use of MW credit cards by the Company's customers.

         Also on March 13, 1995, the Company and MW entered into a Securities Purchase Agreement (the "Securities Purchase Agreement"), pursuant to which, on August 8, 1995 (the "Closing Date"), the Company issued and sold to MW 1,280,000 Shares (the "Purchased Shares") at a price of $6.25 per share, or $8,000,000 in the aggregate. Also pursuant to the Securities Purchase Agreement, on the Closing Date the Company issued and sold to MW non-transferable warrants (the "Warrants") to purchase an aggregate of 25,000,000 Shares with exercise prices ranging from $6.50 to $17.00 per Share, and an average exercise price of $9.16 per Share. The Warrants were subject to the terms and provisions of a Warrant Agreement (the "Warrant Agreement") dated August 8, 1995 between the Company and MW, which provided terms with respect to vesting of the Warrants, their expiration, certain termination rights, certain adjustment mechanisms and pre-emptive rights.

         On the Closing Date, the Company and MW entered into a Registration Rights Agreement pursuant to which MW has certain demand and so-called "piggyback" registration rights.

         Pursuant to the Operating Agreement, the Company expanded its board of directors from five members to seven and agreed to nominate and recommend to the stockholders of the Company in the Company's Proxy Statement for its annual meeting of stockholders two individuals designated by MW to fill the two new directorships.

         The foregoing descriptions of the Securities Purchase
   Agreement, the Operating Agreement, the Warrant Agreement, the
   Registration Rights Agreement and the Warrants are qualified in their entirety by reference to the texts of such documents, which are filed as Exhibits 1, 2, 6, 7 and 8 hereto, respectively, and incorporated herein by reference.

         On September 5, 1996, MW and the Company entered into a Restructuring Agreement dated as of July 27, 1996 (the "Restructuring Agreement") with respect to a restructuring of the relationship between the Company and MW. The consummation of such restructuring occurred on September 27, 1996 (the "1996 Closing Date"), and on such date the parties entered into, among other agreements, amendments and restatements of the Operating Agreement, the Warrant Agreement and the Registration Rights Agreement. The foregoing description is qualified in its entirety by reference to the Restructuring Agreement (including the exhibits thereto) filed as Exhibit 10 hereto and incorporated herein by reference.

         On the 1996 Closing Date, pursuant to the Restructuring Agreement, in connection with certain revisions to the terms of the Operating Agreement and the Related Agreements and the acquisition by the Company of the assets of Direct, all of the Warrants, other than 7,000,000 Warrants which were currently exercisable, were replaced with new "Series P" warrants to purchase 1,484,467 Shares at an exercise price of $0.01 per Share ("New Warrants") and Direct received New Warrants with respect to 1,484,993 Shares. All New Warrants expire on August 8, 2003 and are fully exercisable.

         The Operating Agreement, as amended and restated, now provides that during the period commencing on the 1996 Closing Date and ending on the first to occur of (x) the date on which MW owns or has the right to own less than 10% of the outstanding common stock of the Company (computed on a fully diluted basis) and (y) the date on which the Operating Agreement terminates, MW will have the right to designate one nominee on the Company's slate of nominees for the Company's Board of Directors. MW, the Company and Messrs. Robert Johander and Nicholas Jaksich agreed in the amended and restated Operating Agreement to vote all shares over which they have voting power for the election of the slate of directors nominated by the Company, including the MW designees. MW's right to designate individuals to serve as directors of the Company is subject to certain limitations provided in the amended and restated Operating Agreement. John L. Workman, who was originally elected as a director of the Company on August 8, 1995, currently serves as MW's nominee on the Company's board of directors.

         On September 4, 1996, MW, the Company and Merchant Advisors, Limited Partnership ("MALP") entered into an agreement dated as of July 27, 1996 (the "MPLP Agreement") with respect to a contribution to be made by each of MW, the Company and MALP to Merchant Partners, Limited Partnership ("MPLP"). Each of MW and the Company are limited partners of MPLP and MALP is the sole general partner of MPLP. Pursuant to the MPLP Agreement, on the 1996 Closing Date, MW contributed to MPLP New Warrants with respect to 1,327,317 Shares and the Company contributed to MPLP New Warrants with respect to 199,097 Shares. MALP concurrently contributed to MPLP cash and a promissory note in an amount determined pursuant to the MPLP Agreement. The foregoing description is qualified in its entirety by reference to the MPLP Agreement filed as Exhibit 11 hereto and incorporated herein by reference.

         Also on the 1996 Closing Date, Direct and its partners made a liquidating distribution of the New Warrants received on the 1996 Closing Date by Direct, and such New Warrants are, therefore, now held directly by MW.

         On September 28, 1996, pursuant to an Exchange Agreement dated as of September 28, 1996 between MW and the Company (the "Exchange Agreement"), MW exchanged the 7,000,000 exercisable Warrants held by it with the Company for 2,200,000 New Warrants. Following such transaction, MW no longer holds any Warrants, but holds New Warrants with respect to an aggregate of 3,842,143 Shares. In connection with this exchange, the parties entered into a Second Amended and Restated Warrant Agreement and a Second Amended and Restated Registration Rights Agreement, each of which contained amendments reflecting the exchange of all remaining original Warrants. The foregoing description of the Exchange Agreement is qualified in its entirety by reference to the text of the Exchange Agreement, which is filed as
   Exhibit 12 hereto and incorporated herein by reference.

         The foregoing descriptions of the Amended and Restated
   Operating Agreement, the Second Amended and Restated Warrant
   Agreement, the Second Amended and Restated Registration Rights
   Agreement and the New Warrants are qualified in their entirety by reference to the texts of such documents, which are filed as Exhibits 13, 14, 15 and 16 hereto, respectively, and incorporated herein by reference.

         The Reporting Persons intend to review continuously their investment in the Company and, on the basis of such review and such market and other factors as they may deem relevant, may, subject to the limitations contained in the agreements described above, determine to increase or decrease their investment in the Company.
   In addition, the designees of MW on the Company's board of directors may make proposals and take such other actions as are commensurate with their rights and duties as directors.

         Except as described herein, the Reporting Persons have no plans or proposals with respect to the Company that relate to or would result in any of the actions specified in clauses (a) through (j) of
   Item 4 of Schedule 13D.

   Item 5.     Interests in Securities of the Issuer.

         Item 5 is hereby amended and restated as follows:

         According to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 1996, as of September 12, 1996, 29,888,298 Shares were outstanding. The calculations made pursuant to this Item 5 assume that the application of Rule 13d-3(d)(1)(i) promulgated under the Act could result in beneficial ownership by the Reporting Persons of all of the Shares subject to the Warrants.

         (a) Including the 3,842,143 Shares subject to the New Warrants held by MW, MW may be deemed to beneficially own (pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) directly 5,122,143 Shares, which constitutes approximately 15.2% of the Shares outstanding including such 5,122,143 Shares.
   Both Holding and Brennan, through their relationship with MW, may be deemed to beneficially own all of the Shares beneficially owned by MW. Because of the liquidating distributions described in Item 4, neither Direct nor General currently beneficially owns any Shares. MPLP may be deemed to beneficially own (pursuant to Rule 13d-3) 1,526,414 Shares (or approximately 4.9% of the Shares outstanding). Each of the Reporting Persons disclaims any beneficial ownership with respect to Shares beneficially owned by MPLP.

         (b) Except as limited by the agreement contained in the Operating Agreement with respect to the election of directors as described in Item 4 above, MW will have the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, the Shares reported herein as owned by it. Holding, as the sole stockholder of MW, and Brennan, as the Chairman of the Board and Chief Executive Officer of MW and as Designator, may each be deemed to share voting and dispositive power with respect to all Shares beneficially owned by MW.

         (c) Except as set forth above, the Reporting Persons do not beneficially own any Shares and, except as set forth herein, have effected no transactions in Shares during the preceding 60 days.

   Item 7.     Material to be filed as Exhibits.

         Item 7 is hereby amended by adding thereto the following:

               Exhibit 12  Exchange Agreement

               Exhibit 13  Amended and Restated Operating Agreement

               Exhibit 14  Second Amended and Restated Warrant Agreement

               Exhibit 15 Second Amended and Restated Registration Rights Agreement

               Exhibit 16  Series P Warrant Certificates

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Dated:  September 30, 1996

                                    MONTGOMERY WARD & CO., INCORPORATED


                                    By:   /s/ JOHN L. WORKMAN
                                          John L. Workman, Executive
                                          Vice President and Chief
                                          Financial Officer


                                    MONTGOMERY WARD HOLDING CORP.


                                    By:   /s/ JOHN L. WORKMAN
                                          John L. Workman, Executive
                                          Vice President and Chief
                                          Financial Officer


                                    /s/ MYRON LIEBERMAN
                                    Myron Lieberman, as
                                    attorney-in-fact for
                                    Bernard F. Brennan


                                    MONTGOMERY WARD DIRECT, L.P.

                                    By: MW DIRECT GENERAL, INC.,
                                          its general partner


                                          By:/s/ JOHN L. WORKMAN
                                             John L. Workman, Treasurer

                                    MW DIRECT GENERAL, INC.


                                    By:   /s/ JOHN L. WORKMAN
                                          John L. Workman, Treasurer

                                 EXHIBIT A

      Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange
   Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth herein below.

   Dated:  September 30, 1996

   MONTGOMERY WARD &                      MONTGOMERY WARD HOLDING CORP.
    CO., INCORPORATED


   By: /s/ JOHN L. WORKMAN             By:  /s/ JOHN L. WORKMAN
      John L. Workman,                    John L. Workman,
      Executive Vice President            Executive Vice President
      and Chief Financial Officer         and Chief Financial Officer



   /s/ MYRON LIEBERMAN
   Myron Lieberman, as
   attorney-in-fact for
   Bernard F. Brennan



   MONTGOMERY WARD DIRECT, L.P.

   By:      MW DIRECT GENERAL, INC.,
      its general partner


      By:/s/ JOHN L. WORKMAN
         John L. Workman, Treasurer



   MW DIRECT GENERAL, INC.


   By:  /s/ JOHN L. WORKMAN
      John L. Workman, Treasurer